

SEC 07001392 ISSION

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jackson Partners & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Park Avenue South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Jackson 212-251-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 0 8 2007

THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH. DC
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Partners & Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

SUN MIN PARK
NOTARY PUBLIC, State of New York
No. 02PA6099236
Qualified in New York County
Commission Expires 9-29-07

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Marx, Lange, Gutterman LLP
1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

We have audited the accompanying statement of financial condition of Jackson Partners & Associates, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 5 2007

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 245,338
Receivable from clearing broker	130,857
Property and equipment, at cost less accumulated depreciation of $111,716	11,229
Other assets	17,973
	$ 405,397
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 267,234
Shareholders' equity	
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding	10,000
Additional paid in capital	24,540
Retained earnings	103,623
Total shareholders' equity	138,163
	$ 405,397

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commissions	$ 1,747,872
Interest income	5,062
Total revenues	1,752,934
Expenses	
Employee compensation and benefits	517,356
Clearing and execution charges	152,050
Communications and data processing	144,968
Research expenses	366,891
Rent and occupancy costs	62,910
Travel and entertainment	81,839
Regulatory fees	5,885
Pension plan expense	180,000
Other operating expenses	252,710
Total expenses	1,764,609
Loss before provision for NYC corporate income taxes	(11,675)
Provision for NYC corporate income taxes	9,823
Net loss	$ (21,498)

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2006	$ 189,227	$ 10,000	$ 24,540	$ 154,687
Net loss	(21,498)	—	—	(21,498)
Distributions to shareholders	(29,566)	—	—	(29,566)
Balance, December 31, 2006	$ 138,163	$ 10,000	$ 24,540	$ 103,623

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (21,498)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	23,146
(Increase) in receivable from clearing broker	(8,454)
Decrease in other assets	1,309
(Decrease) in accounts payable, accrued expenses and other liabilities	(42,797)
Net cash used by operating activities	(48,294)
Cash flows from investing activities:	
Acquisition of property and equipment	(19,905)
Cash flows from financing activities:	
Distributions to shareholders	(29,566)
Net decrease in cash and cash equivalents	(97,765)
Cash and cash equivalents, beginning of year	343,103
Cash and cash equivalents, end of year	$ 245,338
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 8,265

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Jackson Partners & Associates, Inc. (the "Company") was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission and (the "SEC") is a member of the National Association of Security Dealers (the "NASD"). The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

Income Taxes

No provision has been made for Federal or NYS income taxes since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code and NYS Corporation tax law whereby its income will be taxed directly to its shareholders. The provision for income taxes includes New York City Corporation tax of $9,823.

2. **Summary of Significant Accounting Policies (continued)**

Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. **Note Payable, Bank**

The Company has a revolving loan agreement with a bank during the year totaling $100,000 of which $100,000 was unused at December 31, 2006. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4. **Commitments and Contingencies**

The Company entered into a new lease for office space effective April 1, 2005. The current monthly base rental is $4,903 and is due to expire March 2010.

The Company also leases various office equipment on a month-to-month basis.

The future annual aggregate minimum rentals are as follows:

Year to end December 31,	
2007	$ 63,327
2008	67,047
2009	68,502
2010	16,917
	$ 215,793

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $104,961, which was $54,961 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.51 to 1.

6. **Concentration of Credit Risk**

Customer transactions are cleared principally through BNY ESI Securities Company on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, BNY ESI Securities Company may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. **Defined Benefit Pension Plan**

The Company has a defined benefit pension plan covering all of its employees. The benefits are based upon an employee's years of service and compensation. The plan also provides for term life insurance for each eligible employee and premiums are included in the employers' required contributions. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. The following provides further information about the plan:

Fair value of plan assets at December 31, 2006	$ 1,501,037
Accrued benefit obligation at December 31, 2006	1,900,575
Unfunded balance	$ (399,538)

Weighted average assumptions as of December 31, 2006:

Discount rate	5.50%
Expected return on plan assets	5.00%

Supplemental Information

MLG
Certified Public Accountants

JACKSON PARTNERS & ASSOCIATES, INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Total shareholders' equity as of December 31, 2006	$ 138,163
Deductions and/or charges	
Non allowable assets	29,202
Other	4,000
Total deductions and/or charges	33,202
Net capital	$ 104,961
Minimum net capital required	$ 50,000
Excess net capital	$ 54,961
Total aggregate indebtedness	$ 263,910
Percentage of aggregate indebtedness to net capital	2.51 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2006 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2006

Net capital as reported in the Company's (unaudited) FOCUS report	$ 98,109
Decrease in accounts payable, accrued expenses and other liabilities	6,852
Net capital	$ 104,961

MLG
Certified Public Accountants

JACKSON PARTNERS & ASSOCIATES, INC.
Computation of Reserve Formula
Pursuant to Rule 15-c3-3
December 31, 2006

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report
Of Independent Auditors

MLG
Certified Public Accountants

Marx, Lange, Gutterman LLP

1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156

Certified Public Accountants

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Jackson Partners & Associates, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marcum Kliegman Goldstein LLP

New York, New York
February 5, 2007

END